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                                                                      EXHIBIT 18

FOR:  IMMEDIATE RELEASE
CONTACT:  Edward P. Norris
          Chief Financial Officer
          (203) 356-9000



          STAMFORD, Conn., March 24, 1995 -- American Maize-Products Company (ASE:AZE) announced today that the Appellate Division of the New York State Supreme Court rendered a decision in favor of William Ziegler, III, its Chairman of the Board, in the lawsuit against Mr. Ziegler brought by the children of his sister, Helen Z. Steinkraus, challenging the prior distribution of the controlling share of GIH Corp., which owns approximately 13% of the Class A Common Stock and approximately 47% of the Class B Common Stock of American Maize. Pursuant to a settlement agreement entered into in March 1991, Mr. Ziegler, Mrs. Steinkraus and GIH Corp. agreed that their American Maize shares would be voted in favor of a majority of independent American Maize directors until the final resolution of this litigation.

          The Steinkraus family has informed American Maize that it plans to appeal the decision. American Maize believes that final resolution of this litigation will not occur until the appeals process is exhausted, and the settlement agreement remains in effect until that time.

          American Maize entered into an agreement with Eridania Beghin-Say, S.A. ("EBS") on February 22, 1995 pursuant to which EBS will acquire all outstanding shares of the Company for $40 per share. American Maize intends to proceed with that transaction.

          American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana; Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.

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